Contact

www.linkedin.com/in/amit-mundade-0792443 (LinkedIn)

Top Skills

Diverse Groups
Skilled Multi-tasker
Critical Thinking

Amit Mundade

Strategic Real Estate, Market and Investment Growth Expert | Helped 270+ Buyers and Sellers | Scaled Market Share 12% & Exceeded Revenue Targets by 135% |
Media, Pennsylvania, United States

Summary

As a Realtor® licensed in Pennsylvania, I provide strategic marketing and transaction management services across multiple Pennsylvania markets, with a strong focus on Delaware and Chester County.
My client-first approach is built on four key pillars: Dedication, Communication, Determination, and Trust—ensuring that I can adapt to and deliver on every client's unique real estate needs.

"Just as the real estate industry evolves to become more innovative and efficient, so do I."

I am committed to delivering exceptional real estate services that empower buyers, sellers, and investors to make confident decisions. With a deep understanding of market trends and investment strategies, I ensure that each transaction is tailored to maximize value, efficiency, and long-term success.

Strategic Growth & Investment Expertise
Beyond my work as a Realtor®, I have a diverse background in real estate strategy and investment. I currently own a real estate company that has:
✔ Helped over 170 Buyers and Sellers
✔ Owned & Managed 50+ Rental Properties
✔ Completed 100+ Property Flips
✔ Led Development of a 41-Home Subdivision
✔ Secured $1M+ in Investor Funding

My expertise extends beyond traditional real estate—having led market expansion, revenue growth, and strategic planning for industry leaders like Redfin. I drove a 12% increase in market share and exceeded revenue targets by 135%, leading a team of high-performing agents.

Engineering Precision Meets Real Estate Innovation
I bring a unique engineering and problem-solving mindset to real estate. A graduate with honors from SUNY Buffalo with a B.S. in Engineering, I began my career at Rolls-Royce Aerospace, where I worked as a Project Engineer on Control Systems. This background has equipped me with a data-driven, analytical approach that I apply to market analysis, investment strategy, and real estate innovation.

"Rest assured, I will listen to you! With an understanding of your needs and goals, I will do my best to help you achieve them all."

Whether you're buying, selling, investing, or scaling a real estate portfolio, I bring the expertise, strategy, and dedication to help you achieve success.

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Experience

Compass
Top-Tier Real Estate Strategist | Maximizing Home Value & Investments
January 2025 - Present (4 months)
As a Realtor at Compass, I help buyers, sellers, and investors navigate the real estate market with expertise, strategy, and dedication. I leverage cutting-edge technology, market insights, and a client-first approach to deliver exceptional real estate experiences.

Expert Market Knowledge – Providing in-depth analysis of local market trends to help clients make informed decisions.
Strategic Buying & Selling – Guiding clients through seamless transactions, from pricing strategies to negotiations and closing.
Client-Centric Approach – Building strong relationships based on trust, transparency, and personalized service.
Innovative Technology & Marketing – Utilizing Compass' industry-leading tools to maximize exposure, optimize listings, and enhance the buying experience.

Passionate about real estate, dedicated to client success, and excited to grow with Compass!

Redfin
7 years

Market Manager
February 2022 - January 2025 (3 years)

- Led and managed a team of 10 agents
- Achieved 100% Manager Satisfaction on a companywide conducted survey
- Increased market share from 0.83% to 1.55% (87%) through strategic planning and effective implementation of sales and marketing strategies
- Exceeding revenue targets (135%) by demonstrating exceptional leadership and strategic skills
- Streamlined the Team Meeting and 1x1 meeting cadence, resulting in more effective communication and increased productivity
- Optimized workflow for Pittsburgh operations by implementing a new sell-side playbook
- Successfully identified and on boarded new vendors, resulting in increased market competitiveness and profitability
- Maintained a 48% Mortgage Attachment Rate (company average 21%), while projecting an increase to over 70% by 2024, showcasing strong relationship building and forecasting ability

Team Manager
January 2020 - February 2022 (2 years 2 months)
Wayne, Pennsylvania, United States

- 2020 Rookie Team Manager of the year nationwide
- Led and managed a team of 18 agents
- 100% "Drive for 5" results (company average ~60%)
- Led Philadelphia market in all major company level KPI initiatives
- Attended market level meeting to evaluate trends in revenue, unit goals, headcount etc
- Contributed to the company's success by driving cross-functional synergy and productivity through effective engagement and communication with Support, Transaction coordinators, Tour coordinators, Mortgage and Title teams

Senior Licensed Realtor
February 2018 - January 2020 (2 years)
Wayne, PA

- Closed 54 transactions, generating $24.3M in sales over the course of 12 months

• Achieved Presidents Club in the Philadelphia Market, becoming only the 2nd candidate to do so since 2009
• Streamlined the transaction process, enhancing client management, strategic negotiations, and closing efficiency
• Demonstrated expertise in customer satisfaction, strategy implementation, and successful deal closures
• Implemented effective negotiation strategies to maximize outcomes
• Drafted comprehensive contracts to mitigate risk for stakeholders.

Berkshire Hathaway HomeServices Fox & Roach, Realtors
Licensed Realtor
March 2017 - February 2018 (1 year)
Media, Pennsylvania

• Provided expert guidance and information to prospective clients on market conditions and real estate transaction negotiations
• Designed and executed efficient marketing plans for listings, resulting in ~ $800K in sales within the first 7 months
• Operated effectively under tight time constraints, consistently surpassing deadlines and achieving goals
• Hosted successful open houses and property tours in the Media and surrounding areas, showcasing the local area and highlighting its benefits to clients.

Trailside Woods LLC
Technical Program Manager
December 2014 - March 2017 (2 years 4 months)
Indianapolis, Indiana Area

• Successfully launched the $17M luxury home development project, Trailside Woods in Noblesville, IN, by conducting comprehensive market research to identify profitable opportunities and securing financial partners and residential home developers.
• Utilized expertise in market research to identify land suitable for residential development in Noblesville, IN, laying the foundation for the successful launch of the Trailside Woods project.
• Established strategic partnerships with financial partners and Fischer Homes to develop the $17M luxury home development project, Trailside Woods, ensuring project feasibility and profitability.
• Demonstrated exceptional project management skills throughout the Trailside Woods project, evaluating design plans, reviewing contractor bids, and navigating the re-zoning process through the City of Noblesville City

Council, ultimately securing final bonding approvals through the Noblesville Engineering Department.

• Contributed to the successful completion of the Trailside Woods project by utilizing expertise in market research, strategic partnership building, and project management to deliver high-quality results while adhering to budget and timeline constraints.

Goal Investments
Real Estate Project Manager
October 2008 - March 2017 (8 years 6 months)
6110 W. 25th Street, Suite 24819, Indianapolis, IN 46224

• Directed and managed a profitable portfolio of 70+ properties, recruiting and training quality staff while maintaining fiscal integrity through budgeting and reporting.

• Demonstrated expertise in wholesale property acquisition through various methods, including foreclosure, delinquent notes, tax sales, assignments, and auctions.

• Successfully coordinated logistics for rehabs and wholesale investment properties, ensuring timely and cost-effective execution of projects.

Rolls-Royce
8 years 7 months

Project Engineer
September 2010 - March 2014 (3 years 7 months)
Indianapolis IN

• Ensured successful delivery of defined statement of work, meeting cost, specification, and time requirements

• Set technical and commercial milestones and monitored compliance with master plans and schedules

• Proactively addressed program issues, finding and implementing solutions such as resource allocation or changes to contractual specifications

• Functioned as a technical liaison between the supplier, internal customers, and end users

• Offered technical expertise and consultation to systems engineers and end customers.

Controls Hardware Development Engineer
September 2005 - September 2010 (5 years 1 month)
Indianapolis, IN

• Created technical requirements for sensors in high-speed turbine engines

• Assessed existing sensor components and recommended improvements
• Compared multiple options to determine the optimal sensor solution
• Supervised vibration and electromagnetic testing to validate the Hi-Mach control system
• Designed and developed an ignition system and power generator for a commercial turbine engine
• Facilitated communication and information sharing between cross-functional teams
• Conducted cost and weight optimization trade studies to ensure program efficiency
• Managed hardware development activities to maintain program schedule.

Parsons
Electrical Engineer II
March 2004 - September 2005 (1 year 7 months)
Newport, Indiana

• Designed electrical and communication systems for a chemical weapons demilitarization facility
• Created detailed scope of works, material lists, and cost/schedule estimates for over 20 electrical power designs
• Adhered to customer requirements and National Electric Code (NEC) standards
• Completed an extensive "as-is" plant electrical drawing, including equipment layout, single-line diagrams, electrical distribution panels, motor-control centers, switchgear, and cabling.

Deluxe Digital Studios
Authoring Engineer - Programmer for Hollywood Movie Studio's
March 2003 - March 2004 (1 year 1 month)
Wilkes-Barre, PA

• Oversaw and streamlined the authoring process for multiple television titles and films, resulting in reduced costs and improved efficiency.
• Trained and mentored new authoring engineers, ensuring smooth onboarding and skill development.
• Programmed a range of popular movies, including American Pie, Fast and the Furious, and Bruce Almighty, utilizing technical expertise and creative problem-solving to deliver high-quality products

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Education

State University of New York at Buffalo

Bachelors, Electrical Engineer · (1999 - 2002)